Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 24, 2024

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-221764 and 811-23312

Dear Ms. Marquigny:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 22, 2024, with respect to the Amendment and the Trust’s proposed two new series, the FIRE Funds™ Wealth Builder ETF and FIRE Funds™ Income ETF (each, a “Fund,” and together, the “Funds”). The Trust previously filed a comment response letter on October 11, 2024 (the “Prior Letter”) in response to comments given by the Staff.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	We note your response in the Prior Letter to Comment 18 and request additional analysis.

a.	Please tell us of any other funds that disclose a similar income target level and how you distinguish an income target from a performance projection.

Response: The Trust provided the Staff with a list of other funds that disclose a similar income target level supplementally via email on October 24, 2024.

The Fund believes there are clear distinctions between its income target and a performance projection. The Fund’s income target is specifically focused on generating consistent cash flow through investing in Underlying ETFs managed with strategies such as dividends and option premiums. It is based on a stable, predictable approach that does not rely on market appreciation. In contrast, performance projections involve both income and capital gains, which are subject to market fluctuations and carry greater uncertainty. The Fund believes that its income target is clearly described as such, and that readers of the prospectus will readily understand that the Fund’s income target is a defined goal for making regular distributions, not a projection or guarantee of overall performance, which remains influenced by broader market conditions.

b.	In addition, please note our concern that any disclosed goal must be reasonable relative to the strategy and market conditions notwithstanding any cautionary language.

Response: The Trust notes and understands the Staff’s stated concern.

c.	Please tell us how you determined this goal was reasonable.

Response: The Adviser has managed separately managed accounts (SMAs) employing a substantially similar strategy for over a decade, consistently achieving a 5% target income level. Based on this investment history, the Adviser has determined that a 4% target for the Fund is reasonable.

d.	Please confirm that you will update your prospectus and other investor-facing communications if/when the target is no longer likely to be achieved.

Response: The Trust so confirms.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC